Form C

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Cover Page

Name of issuer:

EpiBone, Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

7/17/2013

Physical address of issuer:

521 5th Avenue
New York, NY 10175

Website of issuer:

https://www.epibone.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

49,658

Price:

$1.1443

Minimum investment: Manage fundraise

$250.00

Method for determining price:

Dividing pre-money valuation $122,063,490.00 (or $107,406,911.00 for investors in the first $320,000) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$4,075,356.00	$1,426,379.00
Cash & Cash Equivalents:	$3,874,484.00	$1,282,564.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$2,477,177.00	$278,577.00
Non-Current Liabilities:	$247,963.00	$1,999,990.00
Revenues/Sales:	$479,453.00	$29,949.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,981,452.00)	($5,441,706.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

EpiBone, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Gordana Vunjak-Novacovik	Professor	Columbia University	2013
Nina Tandon	CEO	EpiBone, Inc.	2013
Sarindr Bhumiratana	CSO	EpiBone, Inc.	2013
Robert Langer	Investor, professor	MIT	2020
David Zhu	Investor	Kendall Capital Partners	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nina Tandon	CEO	2013
Sarindr Bhumiratana	Treasurer	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
No principal security holders.	

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Our personalized bone and cartilage tissue products are regulated as biological products and medical devices by the FDA and are subject to extensive regulatory requirements. We must complete rigorous preclinical studies and clinical trials to demonstrate safety and efficacy before we can obtain FDA approval to market our products commercially. The regulatory pathway for living tissue products grown from human stem cells is complex, evolving, and subject to significant uncertainty. The FDA may require additional studies, impose restrictions on our products, or deny approval altogether. Clinical trials are expensive, time-consuming, and subject to substantial delays due to patient enrollment challenges, adverse events, manufacturing issues, or regulatory feedback. Any delays in obtaining regulatory approval will postpone our ability to generate revenue and may require us to raise additional capital to continue operations. Even if we obtain initial regulatory approval, we will remain subject to ongoing FDA oversight, including post-market surveillance requirements, adverse event reporting, and potential product recalls. The FDA may also require additional clinical studies after approval or impose restrictions on how our products can be marketed and used. Changes in regulatory requirements or FDA interpretation of existing regulations could require us to modify our products, conduct additional studies, or cease operations. Failure to comply with applicable FDA regulations could result in warning letters, fines, product seizures, injunctions, or criminal prosecution. Our ability to successfully commercialize our products depends entirely on our ability to navigate this regulatory framework, and there can be no assurance that we will be successful in doing so.

The orthopedic implant and regenerative medicine markets are highly competitive and dominated by large, well-established companies with substantially greater financial resources, manufacturing capabilities, regulatory expertise, sales and marketing infrastructure, and market presence than EpiBone. Our competitors include major orthopedic device manufacturers that produce synthetic bone grafts and implants, companies developing alternative tissue engineering approaches, and providers of allograft and autograft bone products. Many of these competitors have decades of experience in the orthopedic market, established relationships with surgeons and hospitals, extensive intellectual property portfolios, and proven track records of obtaining regulatory approvals and achieving commercial success. These competitors may develop products that are more effective, easier to use, less expensive, or faster to market than our personalized tissue products. They may also leverage their existing market position and customer relationships to prevent us from gaining market share, even if our products demonstrate clinical advantages. Additionally, established competitors have greater resources to withstand regulatory setbacks, clinical trial failures, or market challenges that could be fatal to our business. The competitive landscape may also change as new technologies emerge or as competitors acquire innovative companies or technologies. If we are unable to compete effectively, we may fail to achieve market acceptance of our products, which would prevent us from generating revenue and achieving

profitability.

Even if we obtain regulatory approval for our products, there can be no assurance that surgeons, hospitals, or patients will adopt our personalized bone and cartilage tissue approach. Our products represent a novel treatment paradigm that differs significantly from established orthopedic implants and bone graft products. Surgeons may be reluctant to adopt our technology due to unfamiliarity with tissue engineering approaches, concerns about the complexity of using living tissue products, preference for established treatment methods, or skepticism about the clinical benefits relative to existing alternatives. Hospitals and surgical centers may be hesitant to adopt our products due to concerns about cost, reimbursement uncertainty, logistical challenges associated with personalized products, or institutional policies favoring established suppliers.

Market acceptance will also depend on our ability to demonstrate clear clinical advantages over existing treatments, educate the medical community about our technology, establish adequate reimbursement from insurance companies and government payors, and build trust in our manufacturing quality and reliability. The personalized nature of our products may create additional barriers to adoption, as each product must be custom-manufactured for an individual patient, which introduces complexity and lead time that does not exist with off-the-shelf implants. If we fail to achieve sufficient market acceptance, we will be unable to generate meaningful revenue, regardless of our success in obtaining regulatory approval. The uncertainty surrounding market adoption creates substantial risk that our products may never achieve commercial success.

Our business model depends on our ability to manufacture personalized bone and cartilage tissue products in a cGMP-compliant facility with consistent quality, reliability, and turnaround time. Manufacturing living tissue products from patient-derived stem cells using bioreactor technology is technically complex and subject to numerous variables that can affect product quality and viability. Each product must be custom-manufactured to precise anatomical specifications for an individual patient, which prevents us from achieving the economies of scale available to manufacturers of standardized medical devices. We must maintain strict environmental controls, ensure the sterility and purity of all materials and processes, and comply with extensive FDA regulations governing the manufacture of biological products.

Scaling our manufacturing operations to meet commercial demand will require substantial capital investment in facilities, equipment, and personnel. We may encounter technical challenges in scaling our bioreactor systems, maintaining consistent product quality across multiple production runs, reducing manufacturing cycle times, or managing the logistics of coordinating personalized production with surgical schedules. Manufacturing failures, contamination events, equipment malfunctions, or quality control issues could result in product delays, batch failures, regulatory enforcement actions, or harm to patients. We have limited experience in commercial-scale manufacturing, and there can be no assurance that we will be able to establish the manufacturing capabilities necessary to support commercial operations. Any failure to manufacture products successfully could prevent us from generating revenue and could result in liability claims or loss of regulatory approval.

Our success depends in part on our ability to protect our proprietary bioreactor technology, tissue engineering processes, and other intellectual property. We rely on a combination of patents, trade secrets, know-how, and confidential information to protect our technology platform. However, the patent positions of biotechnology companies are often uncertain and involve complex legal and factual questions. We cannot be certain that any patents we hold or may obtain in the future will provide meaningful protection against competitors or will not be challenged, invalidated, or circumvented. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to file patent applications for all our innovations or in all jurisdictions where protection would be commercially valuable. Our pending patent applications may not result in issued patents, and our issued patents may not be sufficiently broad to prevent competitors from developing similar technologies.

We also face the risk that competitors or other third parties may claim that our products or processes infringe their intellectual property rights. The biotechnology and regenerative medicine fields are characterized by extensive patenting activity, and it may be difficult to determine whether our activities infringe existing patents or other intellectual property rights. Intellectual property litigation is costly, time-consuming, and could divert management attention from our business operations. If we are found to infringe third-party intellectual property rights, we may be required to pay substantial damages, obtain licenses on unfavorable terms, modify our products or processes, or cease certain activities altogether. Additionally, we rely on confidentiality agreements with employees, consultants, and partners to protect our trade secrets, but these agreements may not provide adequate protection if breached. The loss of intellectual property protection or involvement in costly intellectual property disputes could materially harm our competitive position and financial condition.

An investment in EpiBone securities is highly speculative and involves a high degree of risk. You should invest only if you can afford to lose your entire investment. As an early-stage biotechnology company that has not yet commercialized any products or generated revenue, there is a substantial risk that we will not succeed in our business objectives and that the value of our securities will decline to zero. The securities offered in this offering are subject to restrictions on transfer and will be illiquid for an indefinite period. There is no public market for our securities, and we do not expect one to develop. You will not be able to sell your securities unless we complete an initial public offering, are acquired, or you find a buyer in a private transaction, none of which may ever occur.

Even if a liquidity event eventually occurs, it may take many years, and there is no guarantee that you will receive any return on your investment or recover your initial investment amount. The securities are subject to a one-year holding period under federal securities laws, during which you will be prohibited from selling or transferring your securities except in very limited circumstances. After the holding period expires, your ability to sell will remain restricted by the lack of a public market and by applicable securities laws. You should be prepared to hold your investment for an indefinite period and should not invest funds that you may need for other purposes. The illiquid nature of this investment means you will not be able to access your capital even if you experience financial hardship or if the company's prospects deteriorate.

Investors in this offering will hold a minority ownership position in EpiBone and will have no control over company decisions or operations. All significant decisions regarding our business, including decisions about raising additional capital, entering into strategic transactions, hiring or terminating key personnel, setting executive compensation, selling the company, or pursuing an initial public offering, will be made by our board of directors and management without your input or approval. As a holder of preferred stock, you will have limited voting rights, and your ability to influence company decisions will be minimal. The founders, existing investors, and management will retain control over the company and may make decisions that you disagree with or that are not in your best interests as a minority investor.

Our board of directors and management may make decisions that benefit themselves or certain classes of investors at the expense of other investors. For example, they may approve transactions that provide liquidity to insiders while leaving other investors without an exit opportunity, or they may raise capital on terms that are dilutive to existing investors. They may also decide to pursue strategic alternatives, such as a sale of the company, at a time or on terms that do not maximize value for all investors. You will have no ability to prevent or challenge these decisions, even if you believe they are not in your best interests. As a minority investor with limited control rights, you must rely entirely on the judgment and integrity of our management and board of directors, and you should be comfortable with this lack of control before investing.

We have incurred operating losses since our inception and expect to continue to incur substantial losses as we advance our clinical programs, develop our veterinary business, scale our manufacturing capabilities, and work toward regulatory approval of our products. We have not generated any revenue from product sales to date, and we do not expect to generate meaningful revenue until we obtain regulatory approval and successfully commercialize our products, which may take several years or may never occur. Our ability to

achieve profitability depends on numerous factors, many of which are beyond our control, including successful completion of clinical trials, obtaining regulatory approvals, achieving market acceptance of our products, establishing adequate reimbursement from third-party payors, and scaling manufacturing to meet demand.

The development of regenerative medicine products requires substantial capital investment over an extended period. We expect our operating expenses to increase significantly as we advance our clinical programs, expand our manufacturing capabilities, prepare regulatory submissions, build commercial infrastructure, and hire additional personnel. Even if we succeed in commercializing our products, we may never achieve profitability or sustain profitability if achieved. Our failure to achieve or maintain profitability could negatively impact the value of our securities and our ability to raise additional capital. Investors should be prepared for the possibility that we may never become profitable and that they could lose their entire investment.

The development and commercialization of our personalized bone and cartilage tissue products will require substantial additional capital beyond the proceeds of this offering. Biotechnology companies typically require significant funding to conduct clinical trials, obtain regulatory approvals, establish commercial-scale manufacturing, and build sales and marketing capabilities. We will need to raise additional capital through equity financings, debt financings, strategic partnerships, or other sources to continue our operations and execute our business plan. There can be no assurance that additional financing will be available on acceptable terms, if at all. Our ability to raise capital may be adversely affected by factors beyond our control, including clinical trial results, regulatory developments, market conditions, investor sentiment toward biotechnology companies, and general economic conditions.

If we are unable to obtain additional funding when needed, we may be forced to delay, reduce, or eliminate our clinical programs, curtail our manufacturing activities, reduce headcount, or cease operations entirely. We may also be required to seek funding on terms that are highly dilutive to existing investors or that impose operational restrictions on our business. The uncertainty regarding our ability to secure adequate funding creates substantial risk for investors, as we may not be able to execute our business plan or achieve the milestones necessary to create value for our securities. Even if we successfully raise additional capital, the terms of such financing may significantly dilute existing investors' ownership interests and may include preferences or rights that are superior to those of the securities being offered in this offering.

Our ability to commercialize our products successfully depends substantially on the availability of adequate reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private health insurance companies, and managed care organizations. Reimbursement for novel tissue engineering products is uncertain and may be difficult to obtain. Payors may determine that our products are experimental, not medically necessary, or not cost-effective compared to existing treatment alternatives. Even if reimbursement is available, the amount may be insufficient to support commercial viability or may be subject to significant delays in payment. The process of obtaining reimbursement codes and establishing coverage policies with payors is complex, time-consuming, and unpredictable.

Healthcare reimbursement policies are subject to ongoing changes driven by cost-containment pressures, healthcare reform initiatives, and evolving medical practice standards. Payors may impose restrictions on which patients are eligible for our products, require prior authorization or step therapy protocols, or limit reimbursement to specific clinical indications. Changes in reimbursement policies could adversely affect our ability to sell our products, even after we have invested substantial resources in development and obtained regulatory approval. If we are unable to obtain adequate reimbursement, healthcare providers may be unwilling to use our products, patients may be unable to afford them, and we may be unable to achieve commercial success or recover our development costs.

As a private company, EpiBone is not subject to the same disclosure and reporting requirements as public companies. We are not required to file periodic reports with the SEC or provide the same level of financial and operational information that public companies must disclose. While we will provide annual reports to investors as required under Regulation Crowdfunding, these reports will contain less detailed information than the quarterly and annual reports filed by public companies. You will have limited ability to monitor our financial condition, operating results, strategic decisions, or other material developments on an ongoing basis. The information we provide may not be sufficient for you to make informed decisions about the value of your investment or the company's prospects.

As a minority investor, you will not have the right to inspect our books and records, attend board meetings, or receive detailed financial information beyond what we choose to provide. We may also determine to limit or cease providing information to investors if we are no longer required to do so under Regulation Crowdfunding, such as if we subsequently register our securities, file reports under the Exchange Act, or meet certain other conditions. The limited information available to you will make it difficult to assess the performance of your investment and may prevent you from identifying problems or concerns with the company's operations until they have already materially affected the value of your securities. You should be comfortable making an investment with limited ongoing visibility into the company's operations and financial condition.

We will need to raise substantial additional capital in the future to fund our operations and execute our business plan. Each time we issue additional equity securities, whether in the form of common stock, preferred stock, convertible debt, or other equity-linked securities, your ownership percentage in the company will be diluted. The securities offered in this offering do not include anti-dilution protection, which means that your percentage ownership will decrease with each subsequent financing, and you will have no right to participate in future financings to maintain your ownership percentage. Future investors may receive securities with rights, preferences, or privileges that are superior to those of the securities you are purchasing in this offering.

The dilutive effect of future financings could be substantial, particularly if we are required to raise capital when our valuation is low or on unfavorable terms. For example, if we encounter difficulties in our clinical trials, experience manufacturing problems, or face adverse regulatory developments, we may be forced to raise capital at a significantly reduced valuation, which would result in substantial dilution to existing investors. Additionally, future investors may negotiate for liquidation preferences, anti-dilution protections, or other rights that effectively subordinate your securities to theirs. Over time, through multiple rounds of financing, your ownership percentage could be reduced to a small fraction of your initial percentage, and the value of your investment could be significantly diminished even if the company's overall valuation increases. You should assume that significant dilution will occur and that your ownership percentage will decrease substantially over time.

In this offering, the founder of EpiBone has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle (SPV). This arrangement creates a significant conflict of interest because the founder has interests both as an operator of the company and as the representative of investors. Decisions that benefit the company or the founder personally may not align with the interests of crowdfunding investors, and the founder may prioritize the company's needs over investor protections. For example, the founder may have incentives to approve transactions, amendments to investor rights, or other actions that benefit the company's ability to raise capital or achieve strategic objectives, even if those actions dilute investors or reduce their potential returns.

The founder will also have access to material non-public information about the company's operations, financial condition, and prospects that is not available to other investors. This information asymmetry means the founder will be making decisions on behalf of investors while possessing knowledge that could influence those decisions in ways that other investors cannot evaluate or challenge. There is no independent third-party investor advocate or fiduciary representing the interests of crowdfunding investors in this structure. You will be relying entirely on the founder to act in your best interests when making decisions as the investor representative, despite the inherent conflicts between the founder's role as company operator and investor representative. This arrangement provides less protection for minority investors than would exist with an independent investor representative, and you should carefully consider this conflict before investing.

EpiBone was incorporated in 2013 and remains in the development stage with no products approved for commercial sale. We have a limited operating history upon which investors can evaluate our business model, technology platform, and prospects for success. Our business is based on a novel approach to regenerative medicine that has not been proven at commercial scale. We are currently conducting clinical trials and developing our veterinary business, but we have not yet demonstrated that our products can achieve regulatory approval, gain market acceptance, or generate sustainable revenue. Our limited operating history makes it difficult to assess our ability to successfully develop, manufacture, and commercialize personalized bone and cartilage tissue products.

As an early-stage biotechnology company, we face all the risks inherent in establishing a new business in a highly regulated and competitive industry. We have limited experience in conducting large-scale clinical trials, obtaining regulatory approvals, establishing manufacturing capabilities at commercial scale, building sales and marketing infrastructure, or managing the operational complexities of a commercial-stage company. Our management team must make decisions in an environment of significant uncertainty, and there can be no assurance that our strategic choices will prove successful. Investors should evaluate an investment in EpiBone with the understanding that most early-stage biotechnology companies fail to achieve commercial success, and our limited operating history provides minimal basis for predicting our future performance.

Our success depends substantially on the continued service and performance of our key personnel, including our scientific founders, senior management, and specialized technical staff. With only eight employees, we operate with a very small team where each individual plays a critical role in our operations. The loss of any key employee could significantly disrupt our clinical programs, manufacturing operations, regulatory activities, or business development efforts. Our key personnel possess specialized knowledge of our proprietary technology platform, bioreactor systems, tissue engineering processes, and regulatory strategy that would be difficult and time-consuming to replace. The departure of key individuals could result in delays to our clinical trials, loss of institutional knowledge, disruption of key relationships with regulators or partners, and difficulty executing our business plan.

We face intense competition for qualified personnel in the biotechnology and regenerative medicine fields, particularly in the New York metropolitan area where we are located. We may not be able to attract, retain, or motivate qualified personnel on acceptable terms, if at all. We do not maintain key person life insurance on any of our employees, so we would not receive any compensation to offset the costs associated with the loss of key personnel. Additionally, as a small, early-stage company with limited resources, we may not be able to offer compensation packages that are competitive with larger, more established biotechnology companies or academic institutions. Our inability to retain our current team or attract additional qualified personnel could prevent us from executing our business plan and achieving our development milestones.

We plan to use a portion of the proceeds from this offering to establish a veterinary business offering our tissue products for treatment of osteoarthritis in horses and dogs under the brand EB-Sport. While the regulatory pathway for veterinary products may be less burdensome than for human medical products, we have limited experience in the veterinary market and face significant uncertainties regarding market demand, pricing, distribution, and commercial viability. The veterinary market differs substantially from human healthcare in terms of purchasing decisions, reimbursement dynamics, and customer expectations. Pet owners and horse owners make purchasing decisions based on different criteria than human patients and their physicians, and the willingness to pay for advanced regenerative medicine treatments in animals is uncertain.

We are relying on the veterinary business to provide near-term revenue to help fund our human clinical programs and to validate our technology platform in living patients. However, there can be no assurance that we will be able to successfully launch the veterinary business, achieve market acceptance, or generate meaningful revenue within our anticipated timeframe. The veterinary business will require investment in manufacturing capacity, regulatory compliance, sales and marketing, and customer support, and may divert resources and management attention from our core human medical programs. If the veterinary business fails to achieve commercial success or takes longer than anticipated to generate revenue, we may face increased financial pressure and may need to raise additional capital sooner than planned. The failure of our veterinary business could also negatively impact investor confidence in our technology platform and our ability to succeed in the human medical market.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, Epibone expects to use proceeds approximately as follows: 35% Human Clinical Trial Advancement, 26% Veterinary EB-Sport Program Launch, 18% cGMP Manufacturing Operations, 15.1% Team and General Working Capital, and 5.9% Wefunder fee and related offering expenses.

We plan to use the proceeds of this round, net of platform and offering costs, to extend our runway and advance the company toward our planned Series B. The funds will be directed across the following areas, in priority order:

- Advancing our current human clinical program — ongoing trial activity, patient follow-up, and the regulatory work that moves our bone and cartilage products toward full FDA approval.
- Standing up our veterinary business — EB-Sport for equine and canine osteoarthritis, a faster path to near-term revenue that also validates our platform in living patients and helps fund the human program.
- cGMP manufacturing — supporting both our clinical work and the veterinary launch.
- Strategic IND and international programs — including our UAE trial and partnerships that generate clinical data and non-dilutive capital.
- Team and general working capital — to execute the above and prepare for the Series B.

At our minimum raise amount, we would concentrate the funds on our two highest priorities: keeping our current human trials moving and spinning up the veterinary business, along with the essential manufacturing and working capital needed to support them. That alone extends our runway and keeps our most important programs on track toward the Series B.

If we raise: **$1,235,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Epibone expects to use proceeds approximately as follows: 28% Human Clinical Trial Advancement, 23% Veterinary EB-Sport Program Launch, 16% cGMP Manufacturing Capacity Expansion, 11% FDA Prep and International IND Programs, 16.1% Key Hires and General Working Capital, and 5.9% Wefunder fee and related offering expenses.

If we reach our maximum target of $1,235,000, we would do everything above and use the additional capital to

accelerate. Rather than sequencing our programs one after another, we would advance them in parallel: bringing the veterinary program to market sooner, adding manufacturing capacity, carrying more of our FDA and Series B preparation forward earlier, and making key hires ahead of schedule. The result is the same milestones reached faster, and a stronger position entering the Series B.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $122,063,490 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

EpiBone, Inc. is offering up to 1,226,536 shares of Series Seed A-2 and A-3 Preferred Stock, at a price per Series A-3 share of $1.1443.

Investors in the first $360,000.00 of the offering will receive Series A-2 stock at a price per share of $1.0069, and a pre-money valuation of $107,406,911 Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $1,235,000.00 and the campaign minimum is $50,000.00.

VIP Bonus Epibone will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	139488193	2807486	☑
Preferred Stock	69542583	63669582	☑

Class of Security	Total Pool
Warrants	7195347
Options	32998467

Describe any other rights:

Preferred stock has liquidation preference over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's

initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note
Amount: $1,999,990.00
Outstanding principal plus interest: $1,999,990.00 as of 10/14/2026
Interest rate: 6.0% per annum
Maturity date: 8/27/2027
Conversion discount 20% Conversion trigger $10,000,000.00 (USD) Interest rate 6% Interest accrual period Daily Day count basis Actual/365 Interest type Simple Interest payout Deferred Original maturity of August 27, 2026 extended to August 27, 2027 by amendment.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
8/2024	Regulation D	Convertible Note	$1,999,990	General operations
10/2025	Regulation D	Priced Round	$4,219,428	General operations
11/2025	Regulation D	SAFE	$214,881	General operations
8/2026	Regulation D	—	$400,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Noah Keating (CEO's Husband and Strategy Consultant): Noah Keating, the husband of the Chief Executive Officer, serves as the Director of Strategy and a consultant to the Company. On December 19, 2025, the Board of Directors approved the issuance of stock options to Noah Keating, resulting in an equity option ownership interest of 0.200% of the Company's option pool.

Carla Nassy (Employee and Angel Investor): Carla Nassy, a current employee and angel investor of the Company, maintains a personal capital position with the Company. On December 19, 2025, the Board of Directors approved an option grant to Carla Nassy, increasing her option pool allocation from 0.066% to 0.300%.

Name: Sanjiv Tandon
Amount Invested: $53,863.06
Transaction type: Equity
Issue date: 10/16/2025
Relationship: Father of CEO

Name: Warong Pongsapich
Amount Invested: $3,397.05
Transaction type: Equity
Issue date: 10/16/2025
Relationship: Cousin of CSO

Name: Visahka Bhumiratana
Amount Invested: $5,661.75
Transaction type: Equity
Issue date: 10/16/2025
Relationship: Mother of CSO

Name: OME Therapeutics, Inc.
Amount Invested: $1,132.35
Transaction type: Equity
Issue date: 10/16/2025
Relationship: Husband to CEO

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

The Company is a clinical-stage biotechnology company that specializes in growing personalized, living, and precise bone and cartilage grafts using adult stem cells and 3D design technology. The Company plans to earn revenue by cultivating personalized tissues that promote biological and mechanical regeneration to address skeletal and joint defects caused by traumatic injuries, osteoarthritis, or congenital abnormalities. The Company's commercialization strategy focuses on early clinical deployment, medical tourism, U.S. military development contracts, and commercial launch under physician-directed "Right to Try" pathways (beginning with Florida's stem cell authorization law). The Company's headquarters is in New York, New York, and its customers will be located primarily in the United States and internationally.

We are an early-stage company and have generated operating income and positive cash flows from operations in recent periods. There can be no assurance that we will continue to be profitable in future periods.

As of September 28, 2026, we had cash and cash equivalents of approximately $2,002,652.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $4,075,356 and our current and non-current liabilities, as reflected in available financial statement fields, were $2,725,140.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $3,874,484.

Based on our current operations, we have a average monthly cash burn of approximately $445,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we are unsure if we will have sufficient cash to fund operations for at least the next 12 months. The main factor impacting our runway is whether or not we meet our fundraising goals, including this offering.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 1 convertible note and approximately $2,246,575.34 in aggregate principal obligations. The indebtedness consists of $2,246,575.34. The material terms of such indebtedness are described in Item 24 of this Form C and include 6% interest rate, maturity on 2027-08-27.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $6,680,886.13.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to extend our runway and advance the company toward our planned Series B. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Nina Tandon, certify that:

(1) the financial statements of EpiBone, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of EpiBone, Inc. included in this Form reflects accurately the information reported on the tax return for

EpiBone, Inc. filed for the most recently completed fiscal year.

Nina Tandon

Nina Tandon
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the

Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.epibone.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird EpiBone, Inc. Subscription Agreement 2026
- SPV Subscription Agreement
- EpiBone, Inc. Subscription Agreement 2026

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- David Zhu
- Gordana Vunjak-Novacovik
- Nina Tandon
- Robert Langer
- Sarindr Bhumiratana

Appendix E: Supporting Documents

- ttw_merged_comms

- Series Appendix — EpiBone II
- Series Appendix — EpiBone II (Early Bird)
- Wefunder SPV, LLC Agreement

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
- SPV Subscription Agreement - Early Bird
- Early Bird EpiBone, Inc. Subscription Agreement 2026
- SPV Subscription Agreement
- EpiBone, Inc. Subscription Agreement 2026

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- David Zhu
- Gordana Vunjak-Novacovik
- Nina Tandon
- Robert Langer
- Sarindr Bhumiratana

Appendix E: Supporting Documents
- ttw_merged_comms
- Series Appendix — EpiBone II
- Series Appendix — EpiBone II (Early Bird)
- Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

EpiBone, Inc.

By

Nina Tandon

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Nina Tandon

CEO
10/14/2026

Sarindr Bhumiratana

CSO, Treasurer
10/14/2026

Gordana Vunjak-Novacovik

Board Member
10/14/2026

David Zhu

Board Member
10/14/2026

Robert Langer

Board Member
10/14/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.